Exhibit 1.02

Tesla Conflict Mineral Report

* This report has been filed to comply with the reporting period for the year ended December 31, 2013.

Tesla’s mission

The goal of Tesla when we were created a decade ago was the same as it is today: to accelerate the advent of sustainable transport by bringing compelling electric cars to the mass market.

Overview of Tesla

We design, develop, manufacture and sell high-performance fully electric vehicles and advanced electric vehicle powertrain components. We have established our own network of sales and service centers and Supercharger stations globally thus creating a unique business model in the automobile industry. We have operationally structured our business in a manner that we believe will enable us to rapidly develop and launch advanced electric vehicles and technologies. We believe our vehicles, electric vehicle engineering expertise, and operational structure differentiates us from incumbent automobile manufacturers.

In 2013, we produced and sold our second vehicle, the Model S sedan. Model S is a four door, five passenger premium sedan that offers exceptional performance, functionality and attractive styling. The Model S inherited many of the electric powertrain innovations we introduced with our first vehicle, the Tesla Roadster which was launched in 2008 and was the first commercially produced and federally compliant EV in the United States.

In addition to developing our own vehicles, we provide services for the development of full electric powertrain systems and components, and sell electric powertrain components to other automotive manufacturers. We have provided development services and powertrain components to Daimler AG for its Smart fortwo, A-Class, and B-Class electric vehicles. We also have developed a full electric powertrain system for Toyota Motor Corporation for use in its RAV4 EV.

Tesla’s Supply Chain

Tesla purchases over 2,000 parts which we source globally from over 300 suppliers for our Model S and powertrain development programs. We have developed close relationships with several key suppliers, particularly in the procurement of cells and certain other key system parts.

Our complex supply chain is a unique hybrid of the traditional automotive and high tech industries and encompasses suppliers from around the world. Most of our Tier 1 suppliers (i.e., direct suppliers) do not purchase raw materials directly and must rely on their downstream suppliers and sub-suppliers to determine the origin of their raw materials. Therefore, reliably determining the origin is a difficult task, and our suppliers are highly dependent on the information provided to them by their suppliers and sub-suppliers. Additionally, many of our suppliers are not directly subject to the same conflict minerals law and regulations as we are.

Assessment and audit rights are an integral part of the selection and management of our suppliers. It is our philosophy to select suppliers that adhere to industry-standards for quality such as ISO 9001 and/or TS 16949 or equivalent framework. Although not officially part of the Automotive Industry Action Group (“AIAG”), we generally promote compliance with AIAG industry standards and manuals with respect to standardization of procedures for quality reporting formats and technical nomenclature within our supply chain. We expect and require our suppliers to remain current with and adhere to these standards and the standards that we expect of ourselves.

In addition to these quality expectations, our Tier 1 suppliers are required to register and complete the domestic and international material compliance requirements in the International Material Data System (IMDS) to meet European Union and other international material and environmental related regulations. This requirement is mandated for all suppliers who supply their products or raw materials to us as part of our production part approval process.

IMDS is the automobile industry’s material data system. It is a computer-based material data system used primarily by automakers and OEMs (original equipment manufacturers) to manage regulatory material compliance of vehicles and vehicle parts. All materials used for automobile manufacturing are collected, maintained, analyzed and archived in this system. As a standard practice in the automotive industry, materials are reviewed against certain environmental requirements and standards, such as the Global Automotive Declarable Substance List (GADSL), End of Life Vehicles (ELV) Directive, the Restriction of Hazardous Substances (RoHS) Directive, and other similar requirements.

We use the information reported through the IMDS to confirm all materials contained in supplier parts are compliant with international material directives and regulations. This supplier-provided data is collected and managed by our supply chain team and is the starting point for our conflict minerals due diligence efforts. In addition to the material requirements above, as part of our Conflict Minerals Due Diligence process, we refined our sourcing process to require our Tier 1 suppliers to fully disclose material sourcing of certain materials as specified in supply chain purchasing contracts.

Ensuring Supplier Compliance

As part of our Supplier Compliance policy, we do the following to ensure compliance by our suppliers, as required by law and as needed:

•	Evaluate our supply chain to address risks related to conflict minerals, human trafficking and slavery;

•	Audit suppliers, to evaluate supplier compliance with Tesla’s Human Rights and Conflict Minerals Policy;

•	Require direct suppliers to certify that materials incorporated into Tesla products comply with the laws regarding conflict minerals, slavery and human trafficking of the country or countries in which they are doing business;

•	Discipline employees or contractors, including potential termination of contract, who fail to meet Tesla’s Human Rights and Conflict Minerals Policy;

•	Train certain Tesla employees regarding conflict minerals, human trafficking and slavery, particularly with respect to mitigating risks within the Tesla’s supply chain;

•	Investigate if Tesla has a reasonable basis to believe that a Tesla supplier is engaging in human trafficking, slave labor, or use of conflict minerals; and

•	Transition away from purchasing goods or services from any supplier that is believed to be engaging in human trafficking, slave labor, or use of conflict minerals if the supplier does not take corrective actions within a reasonable period of time.

The Recognized Framework used to develop Due Diligence Framework

Our conflict minerals process and policy are designed to conform in all material respects with the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”).

Description of Due Diligence Performed on the Source and Chain of Custody of those Conflict Minerals

Step 1: Establish strong company management systems

In 2013, we publicly adopted and released an updated human rights and conflict minerals policy and revised our supplier manuals to address conflict minerals and publicly state our supplier expectations. Our conflict minerals policy states our expectation that all Tesla suppliers are accountable for performing due diligence aligned with the OECD Guidance. In February 2012, we modified our contractual terms with suppliers (i.e., General Terms and Conditions) to include verbiage that provides the expectation that all Tesla suppliers are accountable for performing conflict minerals due diligence aligned with the OECD Guidelines as required by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We identified a small team within our supply chain personnel to lead the due diligence efforts and created an internal cross-functional “Steering Committee” composed of Tesla management from Supply Chain, Accounting and Legal to oversee the due diligence efforts and potential risks and issues within our supply base. We adopted use of the Conflict Free Sourcing Initiative (“CFSI”) Reporting Template (“CFSI Template”) to query at risk Tier 1 suppliers to identify smelters in congruence with the OECD Guidance.

Our internal Steering Committee also held an internal educational training session for our Supply Chain team to spread awareness of this new law and due diligence activities and responsibility.

We are using the automotive industry standard International Material Data System (“IMDS”) to help determine which suppliers are at risk for conflict minerals for all Tesla products. From that database, we review the existing supplier base periodically, as necessary, including newly added suppliers and existing suppliers who provide new products to Tesla, to determine which Tier 1 suppliers are likely to (and which suppliers are highly unlikely to) supply a product with a conflict mineral (Gold, Tantalum, Tin, Tungsten, or “3TG”). For any Tier 1 supplier which has products that are determined to be “highly unlikely” to provide 3TG, we do not pursue additional conflict minerals due diligence and do not include that supplier in the Reasonable Country of Origin Inquiry (“RCOI”).

Step 2: Identify and assess risk in the supply chain.

We started our efforts by sending out a modified version of the CFSI cover letter to the Tier 1 suppliers which have products not determined to be “highly unlikely” to provide 3TG. Suppliers were initially given approximately one month to respond to this letter and submit their CFSI spreadsheet. Any suppliers that did not respond were queried again and given additional time to respond. On an as-needed basis, Tesla reached out to suppliers at the end of the calendar year to confirm that the declarations continued to be up to date.

We developed an internal “Red Flags” list of problematic supplier responses to use to assess our supplier’s compliance with our policy and to identify high risks of conflict sourcing. Red Flags included any incomplete, inaccurate or contradictory CFSI spreadsheet responses that indicated potential risks in Tesla’s supply chain. Such Red Flags were brought to the attention of a member of or the entire Tesla Motors Conflict Minerals Steering Committee for further review and action. Tesla relies upon programs such as the Conflict-Free Smelter Program or other recognized mechanisms to perform audits of the smelter or refiners to determine if conflict free.

In addition, in mid-2013 we engaged with other OEMs in Silicon Valley to discuss conflict minerals activities across multiple industries. This Silicon Valley Conflict Minerals Forum has been instrumental in developing an aligned strategy and approach to the conflict minerals due diligence challenge.

Step 3: Design and implement a strategy to respond to identified risks

We performed risk-based assessments on all Tier 1 and potential Tier 1 suppliers as part of our sourcing process and through IMDS we identified which direct suppliers were highly likely to supply products that contain 3TG. Based on this supplier list, we conducted a supply chain survey using the CFSI Template, requesting Tier 1 suppliers to identify smelters and refiners and country of origin of the conflict minerals. Using the CFSI Template, we received reports back on Tier 1 supplier progress and collected the determined list of smelters used in the supply chain. We followed up with suppliers that did not respond to the original request for information with further inquiries and deadlines. Depending on the nature of the answers given by our Tier 1 suppliers, further actions as appropriate were taken to escalate for clarification. Additionally, we engaged with a third party consultant to assist with respect to implementation of our conflict minerals program.

We performed documentation review of the smelters and refiners identified by the Tier 1 suppliers using the CFSI template and made further inquiries to the suppliers if we needed more clarification. We developed an in-house template to track the progress and response rate to determine next steps and escalation as necessary. We reported progress at each internal Steering Committee meeting and collected feedback from the Steering Committee regarding further actions to take.

Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain.

We rely upon programs such as the Conflict-Free Sourcing Initiative and other similar recognized mechanisms to perform smelter audits. Tesla has reserved the right to ask any high risk Tier 1 supplier to audit their supply chain conflict minerals due diligence using a 3rd party independent auditor.

Step 5: Report on supply chain due diligence

We plan to fully comply with the SEC and report on our due diligence efforts as required by law.

Steps Tesla Plans to Take to Mitigate the Risk that Necessary Conflict Minerals Benefit Armed Groups, Including Any Steps to Improve Tesla’s Due Diligence – 2014 focus

Based on our efforts in 2013, we plan to continue our inquiry method and utilize the CFSI template to collect and report on due diligence activities with our supply base. We will perform a new review of our suppliers who are determined to be highly likely to source conflict minerals and aim for a higher response rate by enhancing supplier communication and education to improve due diligence. With our Silicon Valley Conflict Minerals Forum, we plan to mobilize the group to share the RCOI burden and maximize resources. In 2014, we also plan to perform an internal audit of our conflict minerals due diligence process.

Reasonable Country of Origin Inquiry of the Necessary Conflict Minerals in Tesla’s Products

Tesla has not yet been able to fully identify countries of origin of the necessary conflict minerals and smelters and refiners used to process the necessary conflict minerals in Tesla’s products.

Our inability to determine the conflict status of our products is due to the difficulty in obtaining adequate responses to our reasonable country of origin inquiries with a number of our suppliers.

With over 150 suppliers identified as highly likely to provide 3TG in their products, our suppliers performed supply chain due diligence through the use of the CFSI Template. We received over 100 supplier responses with thousands of smelters and refiners reported comprehensively. Most of these smelters and refiners reported by our Tier 1 suppliers were either duplicated or erroneous entries or smelters and refiners identified by the CFSI as “Conflict-Free Smelters & Refiners” or “Active Smelters & Refiners.” Analyzing this information and following up with data clarification comprised the bulk of our due diligence efforts in 2013.

Our Tier 1 suppliers are highly dependent on the information provided to them by their suppliers and many of these suppliers are not directly subject to the same conflict minerals law and regulations as we are. As a result of the above, it is both difficult and time consuming for us to gather the required information completely and with absolute confidence. As a result of these factors, determining the countries of origin of the 3TG was a challenge.

Working with other companies in Silicon Valley, we commonly found that supplier data accuracy for 2013 was questionable. While our inquiry efforts continue, the identification and definition of smelters is a crucial part of these due diligence efforts. We rely on the CFSI and its efforts to compile clean lists of valid smelters and “Conflict-Free” verification of said smelters, but there is still much ambiguity in the process and methodology. While our suppliers have provided errors or incomplete submissions during the 2013 calendar year, we recognize that this issue is not limited to our supply base and is globally affecting all industries. Our suppliers will continue to have difficulty providing adequate responses until the CFSI and other organizations verify more smelters and refiners globally and especially in the DRC region. We will continue to work together with our suppliers in the reasonable country of origin search and will continue to rely on the efforts of the CFSI and other organizations in 2014.

Conflict Minerals Information on Tesla’s Website

This Conflict Minerals Report and more information regarding Tesla’s Conflict Minerals Policy is available at: https://www.teslamotors.com/about/legal